SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



                           FORM U-57


         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended



                  Entergy Electric Asia, Ltd.




                (Name of foreign utility company)



                   Entergy Enterprises, Inc.
               __________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)



       The Commission is requested to mail copies of all communications relating to this Notification to:


Frederick F. Nugent, Esq.          Thomas C. Havens, Esq.
General Counsel                    Mayer, Brown & Platt
Entergy Enterprises, Inc.          1675 Broadway
4 Park Plaza                       New York, New York 10019-5820
Suite 2000
Irvine, California  92614

     Entergy Enterprises, Inc., a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Securities and Exchange Commission that Entergy Electric Asia, Ltd. ("Entergy Asia") is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.


Item 1.   Name, Business Address, Facilities and Ownership.

     The name and business address of the company claiming FUCO status is:

               Entergy Electric Asia, Ltd.
               c/o Entergy Power Group
               3708 Lippo Centre
               89 Queensway
               Hong Kong

     Entergy Asia, a wholly-owned indirect subsidiary of Entergy, was formed to acquire and hold Entergy's interest in Nantong Entergy Heat & Power Co., Ltd. ("Nantong"). Nantong owns and operates a cogeneration power plant (the "Plant") located in the Nantong Economic and Technological Development Zone (the "Zone") in the Peoples Republic of China. The Plant consists of two 12 MW turbine generators, three 75 ton-per-hour pulverized coal-fired steam boilers, electrostatic precipitators, a water treatment plant, coal and ash handling facilities, a 110 kV switchyard and other related auxilliary equipment. Process steam produced at the Plant will be sold to industrial customers in the Zone, and electricity generated at the Plant will be sold to the Jiangsu Provincial Power Bureau. Entergy, indirectly through Entergy Asia and other subsidiaries, owns a 92% interest in Nantong.

     No person (other than Entergy) currently owns a 5% or more voting interest in Entergy Asia.


Item 2.   Domestic Associate Public-Utility Companies of
     Entergy Asia and their Relationship to Entergy Asia

     The following companies, each of which is a direct or indirect subsidiary of Entergy, are domestic public utility associate companies of Entergy Asia: Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with Entergy Asia.


EXHIBIT A.     State Certification.

     Not applicable.

                           SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                   ENTERGY ENTERPRISES, INC.




                                   By:  /s/Frederick F. Nugent
                                        Frederick F. Nugent


Dated:    July 18, 1997